SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Voltari Corporation

(formerly Motricity, Inc.)

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

92870X309

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.	Security and Issuer.

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2012, as previously amended by Amendment No. 1 to Schedule 13D, filed with the SEC on March 30, 2015, by Amendment No. 2 to Schedule 13D, filed with the SEC on August 7, 2015, by Amendment No. 3 to Schedule 13D, filed with the SEC on December 18, 2017, by Amendment No. 4 to the Schedule 13D, filed with the SEC on December 7, 2018, by Amendment No. 5 to the Schedule 13D, filed with the SEC on February 19, 2019, by Amendment No. 6 to the Schedule 13D, filed with the SEC on February 25, 2019, and by Amendment No. 7 to the Schedule 13D filed with the SEC on March 5, 2019 (collectively, the “Schedule 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) issued by Voltari Corporation (formerly Motricity, Inc.) (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following:

Starfire Holding Corporation, a Delaware corporation (“Starfire”), is an affiliate of High River, Hopper, Barberry, Koala and Mr. Icahn. Starfire is a holding company and its principal place of business is 100 South Bedford Road, Mt. Kisco, New York 10549.

Voltari Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Starfire (“Merger Sub”), was formed for the purposes of entering into the Merger Agreement (as defined below) and giving effect to the transactions contemplated thereby. Merger Sub’s principal place of business is at 767 Fifth Avenue, 47th Floor, New York, New York 10153.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of Starfire and Merger Sub are set forth on Schedule A hereto. None of Starfire, Merger Sub or any of the persons listed on Schedule A hereto has been, during the last 5 years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The disclosure contained under the heading “Merger Agreement” in Item 6 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The disclosure contained under the heading “Merger Agreement” in Item 6 is incorporated herein by reference.

Item 5.	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

As of the date hereof, neither Starfire nor Merger Sub holds any Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

On March 22, 2019, Starfire and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, pursuant to which, and subject to the conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation in the merger (the “Merger”). High River and Koala, which are affiliates of Starfire, own approximately 52.7% of the issued and outstanding Common Stock of the Issuer as of the date hereof, and approximately 98% of the 13% Redeemable Series J Preferred Stock, par value $0.001 per share (the “Series J Preferred”), of the Issuer.

The Issuer’s Board of Directors, acting on the unanimous recommendation of a special committee of independent directors, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommended that the Issuer’s stockholders adopt the Merger Agreement.

Stockholders of the Issuer will be asked to vote on the adoption of the Merger Agreement and the Merger at a special stockholders meeting (“Stockholders Meeting”) that will be held on a date to be announced. The closing of the Merger is subject to the approval by the affirmative vote of the holders of (i) at least a majority of the issued and outstanding shares of Common Stock outstanding and entitled to vote thereon and (ii) at least a majority of the issued and outstanding shares of Common Stock, excluding any shares of Common Stock owned by Starfire, Merger Sub, Barberry, Koala, High River or any of their respective affiliates, outstanding and entitled to vote thereon at the Stockholders Meeting.

At the effective time of the Merger, (a) each share of Common Stock issued and outstanding immediately prior to the effective time (other than (i) shares of Common Stock held by High River and Koala, (ii) shares of Common Stock owned by Starfire, Merger Sub or any of their respective subsidiaries or affiliates, (iii) shares of Common Stock owned by the Issuer or any of its subsidiaries, and (iv) shares of Common Stock as to which stockholders of the Issuer have validly submitted and not validly withdrawn or otherwise lost or failed to perfect a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”)) shall be converted automatically into the right to receive an amount in cash equal to $0.86 per share of Common Stock, net to the seller in cash, without interest, and (b) each share of Series J Preferred issued and outstanding immediately prior to the effective time (other than (i) shares of Series J Preferred held by High River and Koala, (ii) shares of Series J Preferred owned by Starfire, Merger Sub or any of their respective subsidiaries or affiliates, (iii) shares of Series J Preferred owned by the Issuer or any of its subsidiaries, and (iv) shares of Series J Preferred as to which stockholders of the Issuer have validly submitted and not validly withdrawn or otherwise lost or failed to perfect a demand for appraisal rights pursuant to Section 262 of the DGCL) shall be converted automatically into the right to receive an amount in cash equal to the Redemption Price (as defined Section 11(i) of Exhibit A to the Issuer’s Certificate of Incorporation, including all amendments thereto) for each such share of Series J Preferred, net to the seller in cash, without interest. Starfire intends to use funds from its working capital to pay for the shares of Common Stock and to pay the Redemption Price for the shares of Series J Preferred in the Merger.

The Merger Agreement contains representations, warranties and covenants customary for this type of transaction. In addition, the Merger Agreement includes certain termination rights of Starfire and the Issuer, including that either Starfire or the Issuer may terminate the Merger Agreement if the Merger is not consummated by November 15, 2019.

Each party’s obligation to consummate the Merger is also subject to certain other customary conditions, including (i) the absence of any legal restraint with respect to the Merger, (ii) the accuracy of the other parties’ representations and warranties contained in the Merger Agreement (subject to certain qualifiers, as applicable), and (iii) the other parties’ compliance with their covenants and agreements contained in the Merger Agreement in all material respects. Starfire and Merger Sub’s obligation to close the Merger is also conditioned on there not having occurred a Material Adverse Effect (as defined in the Merger Agreement) at the Issuer. The Merger Agreement does not contain a financing condition.

If the Merger is consummated, the Common Stock will cease to be quoted on the OTCQB Venture Market of the OTC Markets Group and will be deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

1. Agreement and Plan of Merger, dated as of March 22, 2019, by and among Starfire Holding Corporation, Voltari Merger Sub LLC and Voltari Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 25, 2019).

*****

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2019

HIGH RIVER LIMITED PARTNERSHIP
By:	Hopper Investments LLC, general partner

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING LP
By:	Koala Holding GP Corp.

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING GP CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

STARFIRE HOLDING CORPORATION

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary

VOLTARI MERGER SUB LLC

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page to Amendment No. 8 to Schedule 13D – Voltari Corporation]

SCHEDULE A

Starfire

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship of each executive officer and director of Starfire are set forth below:

Carl C. Icahn – Chairman of the Board; President

Gail Golden – Vice President; Authorized Signatory

Jordan Bleznick – Vice President/Taxes

Keith Cozza – Secretary; Treasurer; Authorized Signatory

Irene March – Vice President

Rowella Asuncion-Gumabong – Vice President

Starfire’s principal place of business is 100 South Bedford Road, Mt. Kisco, New York 10549. All of the individuals listed above are citizens of the United States.

Merger Sub

The sole member of Merger Sub is Starfire.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship of each executive officer of Merger Sub is set forth below:

Keith Cozza – President; Secretary

Irene March – Vice President; Treasurer

Rowella Asuncion-Gumabong – Vice President

Jordan Bleznick – Vice President/Taxes

Merger Sub’s principal place of business is 767 Fifth Avenue, 47th Floor, New York, New York 10153. All of the individuals listed above are citizens of the United States.